Zoo Entertainment, Inc.
3805 Edwards Road, Suite 400
Cincinnati, Ohio 45209

June 28, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C.  20549

Attention:  David L. Orlic, Esq.

RE:	Zoo Entertainment, Inc.
Registration Statement on Form S-1 (Registration No. 333-163937)
Acceleration Request

Dear Mr. Orlic:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Zoo Entertainment, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-captioned Registration Statement on Form S-1 be accelerated to Wednesday, June 30, 2010, at 04:30 p.m., E.S.T, or as soon as practicable thereafter.

The Company acknowledges that it is the view of the Securities and Exchange Commission (the “Commission”) that:

1)           should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2)           the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3)           the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the Commission in meeting the timetable described above is very much appreciated.

Any questions regarding this request should be addressed to Ivan Blumenthal, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY 10017, telephone (212) 692-6784.

Very truly yours,

/s/ Mark Seremet
Mark Seremet
Chief Executive Officer